AZZIDA

Start Getting Stuff Done

Azzida's mobile app is a marketplace platform to solve the problem of having to pay contractor rates for odd jobs and day labor.

AZZIDA

Getting Stuff Done, from A-Z

Everyone has an odd job they need help with from time to time. For many of these types of tasks, fixed contractor rates, inconvenient scheduling and limited categories restrict people from getting odd jobs done, or are simply cost-prohibitive.



Tech Help
Pet Care
Lessons
Babysitting
Crafts
Writing/ Typing
Event Help
Office
Cleaning
Errands
Tailoring/ Sewing
Yard Work
Gardening
Assembly
Tutoring
Marketing
Elder Care
Video/ Photography

The Problem

For people who want help with odd jobs, current marketplace apps force the job provider to accept the job price/rates set by the company or contractor.

For those who want to perform odd jobs, paying excessive fees for leads, spending time on fruitless estimates, and bidding down the price of services to compete eats into the bottom line.



AZZIDA

The Solution

Name It, Price It, Post It, Get it Done!

As an Azzida Job Poster you can simply:

- Describe the job you want done
- Schedule the date
- Name your price
- Post the job
- Select an applicant
- Get stuff done!



Back to Feed
$20
Need someone to help move a couch
Mon, June 2nd
0.3 Miles Away
23 Applications
WESTLANDS
NGARA WEST
PANGANI
NGARA
ESTATE
KARIOKOR
PUMWANI
MAJENGO
SHAURI MOYO
KALOLENI
KARIBA
UPPER HILL
KENYATTA HOSPITAL
Nairobi
Description
Sit ut cillum tempor integer risus in pellentesque fermentum. esse ea qui nulla orci. nostrud reprehenderit dapibus elit, laoreet habitasse orci deserunt tellus et non sed et commodo mauris.

AZZIDA

Job Poster

1) Set Price & Post Job



Back to Feed
Post
Lets Get Something Done...
Add Photo
What would you call it?
Enter title here
When do you need it?
Select date
How long will it take?
About 1-2 hours
Amount willing to pay
$ Enter amount
How would you categorize it?
Select Category
Where is it at?
Enter the locaiton
What are all the details?
Enter the work details here

2) Review/Edit Post



Back to Feed
$20
Need someone to help move a couch
Mon, June 2nd
0.3 Miles Away
23 Applications
Description
Sit ut cillum tempor integer risus in pellentesque fermentum. esse ea qui nulla orci. nostrud reprehenderit dapibus elit. laoreet habitasse orci deserunt tellus et non sed et commodo mauris.

3) Review Applicants



Back to Post
Jesus Castro
23 Jobs Completed
Benjamin Duncan
23 Jobs Completed
Sarah Hunt
23 Jobs Completed
Hannah Brooks
23 Jobs Completed
Christine Robertson
23 Jobs Completed

4) Select Applicant



Jesus Castro
23 Reviews
Accept Offer
Jobs Completed: 40
Joined Azzida: Jan 04, 2020
Skills/Experience:
Singing, Piano, Guitar
Recent Activity
Unload car full of groceries as I can not lift them
$20
You completed 2 days ago
Cut the neighbors grass
$10
You completed 2 days ago
Unload car full of groceries as I can not lift them
$05
You completed 2 days ago
Cut the neighbors grass
$16
You completed 2 days ago

5) Job Done. Pay, Rate & Tip



Your Job was Just Completed
How would you rate Bill?
Would you like to add a Tip?
Your job was $20
5%
10%
20%
Enter a Custom Amount
Enter Amount
Your job was $22
Done

AZZIDA

Job Performer

1) Search Job Feed


Richmond, VA
Add A Job
Need someone to help move a couch
$30
Mon, June 2nd
0.3 Miles Away
Need someone who can clean my house
$125
Mon, June 2nd
0.3 Miles Away
Unload car full of groceries
$25
Mon, June 2nd
0.3 Miles Away
Need someone who can clean my bathroom
$75

2) Review Job Details


Back to Feed
$30
Need someone to help move a couch
Mon, June 2nd
0.3 Miles Away
Apply Now
Jesus Castro
23 Jobs Completed
Description
Sit ut cillum tempor integer risus in pellentesque fermentum. esse ea qui nulla orci. nostrud reprehenderit dapibus elit, laoreet habitasse orci deserunt tellus et non sed et commodo mauris.

3) Apply to Job


Back to Feed
Thanks for Applying!
Back to Feed
Jesus Castro
23 Jobs Completed

4) Application Accepted, Show up & Complete Work.


Back to Feed
Offer Accepted!
Back to Listing
Jesus Castro
23 Jobs Completed

5) Get Paid. Rate Poster


Back to Feed
Done!
Thanks for your Hard Work
How was Bill Withers?
Back to Feed
Share

Technology

- Ease of Use:
- Post a Job in 3 Clicks.
- Apply for a Job in 1 Click.
- Intelligent calendaring
- Location mapping
- In-app communications
- Job Pricing assistance calculator
- Reputation tracking
- Dispute Resolution
- Secure online payments - Stripe
- Optional background check - Checkr



Welcome to Azzida
Login
User Name
endlessprovision
Password
Forgot Password?
Login
Or Login with
Facebook
Google
Don't have an account? Sign up!
AZZIDA
How would you rate Bill?
Would you like to add a Tip?
Your job was $20
5%
10%
20%
Enter a Custom Amount
Enter Amount
Your job was $22
Done
My Profile
Jesus Castro
Edit Profile
Edit Payment Info
Transaction/ Payment History
My Jobs
My Listings
Dispute Resolution
Recent Activity
Unload car full of groceries as I can not lift them
You completed 2 days ago
$20
Cut the neighbors grass
You completed 2 days ago
$10
Unload car full of groceries as I can not lift them
You completed 2 days ago
$30

Redefining the Category

From:	To:
Contractor/Company driven pricing	Employer driven pricing
Time and money wasted on estimate appointments, paying for leads and/or competitive bidding process	Job Providers select from applicants ready to do the work at Job Provider's offered price and schedule; Job Performers apply to jobs that match their payment, schedule & interest requirements.
2-sided marketplace	Dual Marketplace: Single User sign-on allows users to be both Job Posters and Job Providers for different categories of jobs.

Flipping the Model

Them


Limited
Job Categories
Contractor Sets
Job Schedule
Contractor Sets
Job Price

AZZIDA


Describe Your
Job or Task
Set the
Date
Name Your
Price

Competition

	AZZIDA	TaskRabbit	Takl	Handy
Employer Set Pricing	✓	✗	✗	✗
Employer's Scheduling	✓	✓	✓	✓
Unlimited Job Categories	✓	✗	✗	✗
No Lead Fees	✓	✓	✓	✓
No Monthly Fees	✓	✓	✗	✓
No Registration Fees	✓	✗	✓	✓
No Required Misc. Fees	✓	✗	✓	✗

Business Model

Job Poster sets Job Payment amount.

Job Provider notifies Azzida of job completion and releases payment.



Job Poster selects Job Performer and deposits funds for Job Payment along with 3% Transaction Fee.

Service Fee (15%) is deducted from Job Performer's payment.

Our Team



Lawrence Bunnell, MBA, PhD, CEO

Experienced entrepreneur - co-founded and exited company with $30+MM VC funding. Data analytic executive for leading national FinTech. Doctorate degree in Information Systems.



Nathan Clarke, CPO

Certified Scrum Product Manager. Senior developer, full-stack software engineer for Fortune 500 company experienced in agile methodologies.

We are from Richmond, Virginia

Market Size

It is projected that by 2023, more than half (52%) of the US workforce will either be gig economy workers or have worked independently at some point in their career. -MBO Partners




205.9M
Working age population*
Gig-economy workers**
55.6M
20.8M
2.3M
Alternative Income Generating Activities per day****
Contingent Workers***

*St. Louis Fed 2020
**McKinsey Global Institute 2016
***Bureau of Labor & Statistics CWS 2018
****Bureau of Labor and Statistics ATUS Survey 2018

TAM

	2021	2022	2023	2024	2025
# Jobs	163,828	394,512	631,698	943,442	1,293,180
Avg. Job Price	$50	$50	$50	$50	$50
Azzida Fees %	18%	18%	18%	18%	18%
Gross Profit	$2,169,317	$5,201,147	$8,349,791	$12,488,193	$17,130,965
Job Performers	8,083	16,272	24,851	34,300	38,022
Job Posters	11,520	20,673	31,591	46,137	57,328

Assumptions: Job Performers engage in average of 72 jobs per year (6 odd jobs/month)
(Average Gig-Workers earns $3,588/year - Source: Pricenomics).
Gross profit includes fees for jobs collected by Azzida does not include profits on optional upgrades such as background checks and posting/profile enhancements.

These future-looking projections are not guaranteed.

Target Market

Job Posters

Homeowners

Empty Nesters

Retirees

Job Performers

Unemployed

Recent Graduates

Veterans

AZZIDA

Go to Market

Target specific vertical categories on Social/Classified Platforms: NextDoor, Facebook Neighborhoods, Craigslist, etc.

Users invite other users - Share links and emails. Promos for early adopters and referrals.

Become the go-to app for Odd Jobs.

Possible Slogans:

- Get anything done, from A-Z.
- Name it, Price it, Post it, Get it Done!
- Start Getting Things Done.



Projected Growth

2025 - $74.4MM Annual Revenues
0.30% of AIG Market

2024 - $54.3MM Annual Revenues
0.22% of AIG Market

2023 - $36.3MM Annual Revenues
0.15% of AIG Market

2022 - $22.7 Annual Revenues
0.09% of AIG Market

2021 - $9.4MM Annual Revenues
0.04% of AIG Market


IPO
Series A

These future-looking projections are not guaranteed.

AZZIDA

Investment

We're looking for 12 months of financing to reach 25,000 active users on Azzida's mobile platform.


WeFunder
Operations
Compliance
COG
Product Development
Sales & Marketing

We are offering a SAFE with a valuation cap of $5M / 10% discount for the first $90K of the raise (early bird) and a valuation cap of $5.75M / 10% discount for the remainder.

AZZIDA

Download on the App Store

GET IT ON Google Play

AZZIDA

Contact Us

support@azzida.com
www.azzida.com


Richmond, VA
Add A Job
Need someone to help move a couch
Mon, June 2nd
Need someone who can clean my house
Mon, June 2nd
Unload car full of groceries
Mon, June 2nd
Need someone who can clean my bathroom
Back to Feed
$20
Need someone to help move a couch
Mon, June 2nd
0.3 Miles Away
23 Applications
Description
Sit ut cillum tempor integer risus in pellentesque fermentum. esse ea qui nulla